Exhibit 99.5

KPMG LLP
Chartered Accountants	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street, Suite 4600	Internet	www.kpmg.ca
Toronto, Ontario M5H 2S5
Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Algonquin Power & Utilities Corp

We consent to the inclusion in this annual report on Form 40-F of:

•

our auditors’ report dated March 23, 2010 on the consolidated balance sheets of Algonquin Power & Utilities Corp. (“the Company”) as at December 31, 2009 and 2008, and the consolidated statements of earnings, retained earnings, comprehensive income/(loss) and cash flows for each of the years then ended

•	our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated March 23, 2010

•	our auditors’ report on reconciliation with generally accepted accounting principles in the United States dated March 23, 2010 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2009.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 26, 2010

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG

Network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Canada provides services to KPMG LLP.